UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CONSTELLATION ACQUISITION CORP I

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G2R18K105

(CUSIP Number)

Jarett Goldman

200 Park Avenue, 32nd Floor

New York, NY 10166

(646) 585-8975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons Constellation Sponsor LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,100,417
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,100,417

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,417(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 74.46%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 13,100,417 Class A ordinary shares (“Class A Shares”) acquirable in respect of (i) 7,633,750 Class B ordinary shares (“Class B Shares”), which will automatically convert into Class A Shares of the Issuer at a ratio of no less than one-to-one on the first business day following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder thereof and (ii) 5,466,667 private placement warrants (“Private Placement Warrants”) to purchase Class A Shares on a one-to-one basis.

(2) Calculated based on (i) 4,493,843 Class A Shares outstanding as of January 30, 2023, as reported on the Issuer’s Form 8-K, filed on February 1, 2023, as increased by (ii) 13,100,417 Class A Shares issuable upon conversion of the Class B Shares and the Private Placement Warrants held by the Reporting Person.

CUSIP No.	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Antarctica Endurance Manager, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,100,417
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,100,417

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100,417(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 74.46%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents 13,100,417 Class A Shares acquirable in respect of (i) 7,633,750 Class B Shares, and (ii) 5,466,667 Private Placement Warrants.

(2) Calculated based on (i) 4,493,843 Class A Shares outstanding as of January 30, 2023, as reported on the Issuer’s Form 8-K, filed on February 1, 2023, as increased by (ii) 13,100,417 Class A Shares issuable upon conversion of the Class B Shares and Private Placement Warrants beneficially owned by Constellation Sponsor, LP.

CUSIP No.	13D	Page 4 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Shares of Constellation Acquisition Corp. I (the “Issuer”). The address of the Issuer’s principal executive offices is 200 Park Avenue, 32nd Floor, New York, NY 10166.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by Constellation Sponsor LP and Antarctica Endurance Manager, LLC (together, the “Reporting Persons,” and each, a “Reporting Person”).

(b) The address and principal office of the Reporting Persons is 200 Park Avenue, 32nd Floor, New York, NY 10166.

(c) Antarctica Endurance Manager, LLC is the general partner of Constellation Sponsor LP. Therefore, Antarctica Endurance Manager, LLC may be deemed to have voting and dispositive power over 7,633,750 Class B Shares and 5,466,667 Private Placement Warrants.

(d)-(e) None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are incorporated in Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On January 26, 2023, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Constellation Sponsor GmbH & Co. KG, a German limited partnership (the “Former Sponsor”), and Endurance Constellation, LLC, a Delaware limited liability company (the “Investor”), pursuant to which the Investor agreed to contribute to the Former Sponsor an aggregate amount in cash equal up to $3,000,000 (the “Investment Contribution”), which amount will be loaned to the Issuer in accordance with an unsecured promissory note, in consideration for which, the New Sponsor (as defined below) shall issue to the Investor interests in certain equity securities. On January 30, 2023, the Issuer issued the unsecured promissory note in the total principal amount of up to $3,000,000 to the New Sponsor, and the New Sponsor funded the initial principal amount of $450,000.

In connection with the closing of the transactions contemplated by the Investment Agreement, on January 26, 2023, the Former Sponsor underwent a reorganization pursuant to which the limited partners of the Former Sponsor transferred all of their limited partnership interests to Constellation Sponsor LP, a newly formed Delaware limited partnership (the “New Sponsor”). On January 26, 2023, the Former Sponsor was liquidated pursuant to applicable law by the retirement of the general partner of the Former Sponsor (the second to last partner of the Former Sponsor) and all securities held by the Former Sponsor were distributed by operation of law to its sole remaining limited partner, the New Sponsor, following which, on January 30, 2023, in connection with the closing of the Investment Agreement, control of the New Sponsor was transferred to affiliates of Antarctica Capital Partners, LLC, including Antarctica Endurance Manager, LLC.

This description of the Investment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

The Class B Shares directly held by the New Sponsor have been acquired for investment purposes. The Reporting Persons may make acquisitions of the Class A Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Shares or Class B Shares held by the Sponsor at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

CUSIP No.	13D	Page 5 of 8 Pages

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the New Sponsor as further described in Item 6 below, the New Sponsor has agreed (A) to vote their shares in favor of any proposed business combination; (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) (i) a proposed initial business combination or (ii) an amendment to certain provisions of the Issuer’s amended and restated memorandum and articles of association; and (C) not to redeem any Class B Shares in connection with the liquidation of the Trust Account (as defined below) if the Issuer fails to complete an initial business combination within the time period set forth in the Issuer’s amended and restated memorandum and articles of association. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The reported securities include 7,633,750 Class B Shares and 5,466,667 Private Placement Warrants directly held by Constellation Sponsor LP. As of January 30, 2023, the reported securities represented 74.46% of the Issuer’s outstanding Class A Shares. The information set forth in Items 7 through 13 of each cover page hereto is incorporated herein by reference.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Class A Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as set forth in this Section 5(c), including the information set forth in Item 3 hereof, which is incorporated herein by reference, the Reporting Persons have not effected any transaction in Class A Shares during the past sixty days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by the Reporting Persons other than the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in Item 6 of this Schedule 13D.

Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Investment Agreement, the New Sponsor entered into a joinder agreement to the registration rights agreement, dated January 26, 2021, by and among the Issuer and certain security holders, pursuant to which the Holders (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the holders have the right to include their securities in other registration statements filed by the Issuer.

CUSIP No.	13D	Page 6 of 8 Pages

This description of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

In connection with the closing of the transactions contemplated by the Investment Agreement, the New Sponsor entered into a joinder agreement to the letter agreement, dated January 26, 2021, by and among the Issuer, its officers and directors and the Former Sponsor (the “Letter Agreement”), pursuant to which, the New Sponsor has agreed to the following:

(a) not to transfer assign or sell any Class B Shares (or Class A Shares issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial business combination and (B) subsequent to such business combination, (x) if the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s public shareholders having the right to exchange their Class A Shares for cash, securities or other property. Notwithstanding the foregoing, the Letter Agreement provides exceptions pursuant to which the New Sponsor can transfer such shares to certain permitted transferees as further described in the Letter Agreement. Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the completion of the initial business combination;

(b) to not propose any amendment to the Issuer’s amended and restated memorandum and articles of association that would (A) modify the substance or timing of the Issuer’s obligation to redeem Class A Shares if the Issuer does not complete a business combination within the time period set forth in the Issuer’s amended and restated memorandum and articles of association or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment;

(c) to vote all shares owned by it in favor of any proposed business combination;

(d) to waive, with respect to any of the shares held by it, any redemption rights it may have in connection with (A) the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase the shares and (B) a shareholder vote to approve an amendment to the the Issuer’s amended and restated memorandum and articles of association that would (Y) modify the substance or timing of the Issuer’s obligation to redeem Class A Shares if the Issuer does not complete a business combination within the time period set forth in the Issuer’s amended and restated memorandum and articles of association or (Z) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity;

(e) to to waive, with respect to any of the Class B Shares held by it, any redemption rights it may have in connection with the liquidation of the Issuer if a business combination is not completed within the time period set forth in the Issuer’s amended and restated memorandum and articles of association; and

(f) that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such claims do not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, less taxes payable; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

This description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

CUSIP No.	13D	Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement, dated as of February 9, 2023, by and among the Reporting Persons.
2	Investment Agreement, dated January 26, 2023 by and among the Issuer, its officers and directors and the Former Sponsor (incorporated by reference to Exhibit 10.1 in the Current Report on Form 8-K filed by the Issuer with the SEC on February 1, 2023).
3	Letter Agreement, dated January 26, 2021, by and among the Issuer, its officers and directors and the Former Sponsor (incorporated by reference to Exhibit 10.1 in the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021).
4	Registration Rights Agreement, dated January 26, 2021, by and among the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 in the Current Report on Form 8-K filed by the Issuer with the SEC on January 29, 2021).

CUSIP No.	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

CONSTELLATION SPONSOR LP By Antarctica Endurance Manager, LLC, its General Partner

By:	/s/ Chandra Patel
	Name:	Chandra Patel
	Title:	Manager

ANTARCTICA ENDURANCE MANAGER, LLC

By:	/s/ Chandra Patel
	Name:	Chandra Patel
	Title:	Manager